FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 15, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 15, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ASE Announces Spin-off of Subsidiary Universal Scientific Industrial Co., Ltd.

January 15, 2015 - Advanced Semiconductor Engineering, Inc. (TWSE: 2311; NYSE: ASX) (ASE) announces that today its board of directors passed resolutions to spin-off of its subsidiary Universal Scientific Industrial Co., Ltd. (“USI”) as part of an effort to enhance operational flexibility via structural adjustments.  Where necessary, ASE will integrate the business activities of USI with those of other business entities within the group with the aim of achieving increased integral operational efficiency by integrating various group resources dedicated to specialized business operations.

At today's board meeting, subsidiary USI also passed resolutions authorizing the spin-off as well as capital reduction proposals that will assign its investment business with an estimated value of NTD 35.5 billion (including assets, liabilities and business) to USI, Inc. (“New USI”), a newly established business entity.  New USI will issue approximately 1 billion new shares at the ratio of 1,000 existing USI shares to 609.2743815 new shares.  At the same time, USI plans to undergo a capital reduction of NTD 16,013 million by reducing 975.62902474 shares per 1,000 shares (a reduction ratio of 97.56%).  After the capital reduction, the share capital of USI will be reduced from NTD 16,413 million to NTD 400 million.  The record date of the spin-off and capital reduction is March 6, 2015.  This proposal will be submitted to a special shareholders’ meeting of USI to be held on February 2, 2015.

ASE holds a total of 1,625 million common shares in USI, a 99.01% shareholding.  After the record date of the USI spin-off and capital reduction, ASE’s shareholding is expected to decrease to 39.603 million shares with the same 99.01% shareholding.  At the same time, ASE will acquire 990 million shares in New USI, with a 99.01% shareholding.  The spin-off is part of the internal structural adjustments in the ASE group and will not have impact on the financial position and business operation of ASE.

About The ASE Group
The ASE Group is the world’s largest provider of independent semiconductor manufacturing services in assembly, test, materials and design manufacturing.  As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co. Ltd., a member of the ASE Group.  For more information about the ASE Group, visit www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

About Universal Scientific Industrial Co., Ltd.
Established in 1974 and with a capital of NTD 16.4 billion, USI mainly engages in the manufacturing, processing, purchase and sale of various computer and IT peripherals, thick film hybrid circuits, wireless LAN equipment, electronic parts and components and personal computers and their parts and specializes in providing a comprehensive solution for electronic manufacturing services.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.